[Next, Inc. Letterhead]

January 14, 2004

United States Securities and

Exchange Commission

Washington, D.C. 20549

Re:	Next, Inc. (“Company”) – Post-Effective Amendment No. 1 to Registration

Statement on Form SB-2 (“Post-Effective Amendment No. 1”)

(Registration No. 333-107815)

Dear Ladies and Gentlemen:

We hereby apply for the above-referenced Post-Effective Amendment No. 1 to be withdrawn. The grounds for the withdrawal are as follows.

Prior to requesting that Post-Effective Amendment No. 1 be declared effective, the Company determined that material modifications needed to be made to the disclosure contained in the Post-Effective Amendment No. 1. Consequently, the Company prepared and filed Post-Effective Amendment No. 2 to the Registration Statement. No securities were sold based on the form of prospectus included in Post-Effective Amendment No. 1.

If you have any questions about this application, please call our attorney, Frank M. Williams, at (423) 785-8206.

Sincerely,

/s/ Charles L. Thompson

Charles L. Thompson Chief Financial Officer of Next, Inc.

CLT/pym